UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2019

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization, pursuant to Article 12 of CVM Instruction No. 358/02, announces that it has received, on this date, correspondence from York Global Finance Fund LP, with the following information:

“TO

OI S.A. – Em Recuperação Judicial

CNPJ: 76.535.764/0001-43

R DO LAVRADIO, 71, 2º ANDAR, CENTRO, CEP 20.230-070, Rio de Janeiro, RJ

(21) 3131-3589 / (21) 3131-3100

invest@oi.net.br

Telemar Norte leste S.A. – Em Recuperação Judicial

CNPJ: 33.000.118/0001-79

Oi Móvel S.A. – Em Recuperação Judicial

CNPJ: 05.423.963/0001-11

Carlos Augusto Machado Pereira de Almeida Brandão

Rua Humberto de Campos, 425, 8º andar, Leblon, Rio de Janeiro – RJ, Brasil 22430-190

From

York Global Finance LP

A/c York Capital Management Europe (UK) Advisors, LLP

23 Savile Row, London w1s 2ET, United Kingdom

Dear Sirs,

For the purposes of the article 12 of Instruction of Brazilian Securities Exchange Comission 358/02, York Global Finance Fund LP, a limited partnership, created under the laws of Cayman Islands, with registered office at 23 Savile Row London W1S 2ET, United Kingdom, declares as follows:

1-      As a result of the closing Notice we received from you under the Subscription and Commitment Agreement we verified that our long positions in Oi S.A`s shares increased and shall be disclosed as follows:

Description	Quantity	% of Common Shares - Closing	% of Total Shares – Closing
A – Long position under ADS program Class of Shares: common shares, nominative and with no par value	330,279,775	5,98%	5,81%
B – Long position under Subscription and Commitment Agreement dated December 19, 2018, to be received under the Restricted ADS program Class of shares: common shares, nominative and with no par value	351,706,830	6,37%	6,19%
Total	681,986,605	12,35%	12%

Where, the Common Shares – Closing means the total number of common shares at closing of the Subscription Agreement and Total Shares – Closing means the total number of shares at closing of the Subscription Agreement, based on information publicly announced by Oi S/A as follows:

Total Issued Shares	Original Shares	New Money Shares	Total Shares
Common shares, nominative and with no par value	2.298.246.619	3.225.806.451	5.524.053.070
Preferred shares, nominative and with no par value	157.727.241		157.727.241
Total shares	2.455.973.860	3.225.806.451	5.681.780.311

2        – We inform you that we hold investment in Oi S.A. as part of our financial asset´s portfolio management. The investment does not intend to change the composition of the control or the management structure of the Company.

3        - We are enrolled in the Brazilian National file of Legal Entities (CNPJ) under No 30.015.207/0001-09 (for purposes of Resolution 4373). We have appointed Marcelo Lamego Carpenter, registered at Rio de Janeiro Section of Brazilian Bar Association (OAB/RJ 92.518), from the law office Sérgio Bermudes Advogados, with offices at Praça XV de Novembro, n.20, 8th floor, Rio de Janeiro, RJ, as our representative in Brazil for the purposes of article 119 of Law 6,404/76.

Best Regards,

York Global Finance Fund LP

Through its Brazilian attorney and representative.”

Rio de Janeiro, February 5, 2019.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer